Exhibit (h)(iii)

FUND ACCOUNTING SERVICING AGREEMENT

        THIS FUND ACCOUNTING SERVICING AGREEMENT (this “Agreement”) is made and entered into as of this 7th day of August, 2004, by and between Perritt Funds, Inc., a Maryland corporation (the “Corporation”) and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

        WHEREAS, the Corporation is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and is authorized to issue shares of common stock in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

        WHEREAS, USBFS is, among other things, in the business of providing mutual fund accounting services to investment companies; and

        WHEREAS, the Corporation desires to retain USBFS to provide accounting services to each series of the Corporation listed on Exhibit A hereto (as amended from time to time) (each a “Fund”, collectively the “Funds”).

AGREEMENT

        NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.          Appointment of USBFS as Fund Accountant

The Corporation hereby appoints USBFS as fund accountant for each Fund on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.

2.         Services and Duties of USBFS

USBFS shall provide the following fund accounting services for each Fund, including but not limited to:

A.	Portfolio Accounting Services:

(1)	Maintain portfolio records on a trade date+1 basis using security trade information communicated from the investment adviser of the Fund in question.

(2)	For each valuation date, obtain prices pursuant to the provisions of Section 3 hereof.

(3)	Identify interest and dividend accrual balances as of each valuation date and calculate gross earnings on investments for the accounting period.

(4)	Determine gain/loss on security sales and identify them as short-term or long-term; account for periodic distributions of gains or losses to shareholders and maintain undistributed gain or loss balances as of each valuation date.

B.	Expense Accrual and Payment Services:

(1)	For each valuation date, calculate the expense accrual amounts as directed by the Corporation as to methodology, rate or dollar amount.

(2)	Record payments for Fund expenses upon receipt of written authorization from the Corporation.

(3)	Account for Fund expenditures and maintain expense accrual balances at the level of accounting detail, as agreed upon by USBFS and the Corporation.

(4)	Provide expense accrual and payment reporting.

C.	Fund Valuation and Financial Reporting Services:

(1)	Account for Fund share purchases, sales, exchanges, transfers, dividend reinvestments, and other Fund share activity as reported by such Fund’s transfer agent on a timely basis.

(2)	Apply equalization accounting as directed by the Corporation.

(3)	Determine net investment income (earnings) for each Fund as of each valuation date. Account for periodic distributions of earnings to shareholders and maintain undistributed net investment income balances as of each valuation date.

(4)	Maintain a general ledger and other accounts, books, and financial records for each Fund in the form as agreed upon.

(5)	Determine the net asset value of each Fund according to the accounting policies and procedures set forth in such Fund’s Prospectus.

(6)	Calculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund operations at such time as required by the nature and characteristics of such Fund.

(7)	Communicate, at an agreed upon time, the per share price for each valuation date to parties as agreed upon from time to time.

(8)	Prepare monthly reports that document the adequacy of accounting detail to support month-end ledger balances.

D.	Tax Accounting Services:

(1)	Maintain accounting records for the investment portfolio of each Fund to support the tax reporting required for IRS-defined regulated investment companies.

(2)	Maintain tax lot detail for each Fund’s investment portfolio.

(3)	Calculate taxable gain/loss on security sales using the tax lot relief method designated by the Corporation.

(4)	Provide the necessary financial information to support the taxable components of income and capital gains distributions to each Fund’s transfer agent to support tax reporting to the shareholders.

E.	Compliance Control Services:

(1)	Support reporting to regulatory bodies and support financial statement preparation by making each Fund’s accounting records available to the Securities and Exchange Commission (the “SEC”) and the outside auditors.

(2)	Maintain accounting records according to the 1940 Act and regulations provided thereunder.

F.	USBFS will perform the following accounting functions on a daily basis:

(1)	Reconcile cash and investment balances of each Fund with such Fund’s custodian, and provide such Fund’s investment adviser with the beginning cash balance available for investment purposes.

(2)	Transmit or mail a copy of the portfolio valuation to each Fund’s investment adviser.

(3)	Review the impact of current day’s activity on a per share basis, and review changes in market value.

G.	In addition, USBFS will:

(1)	Prepare monthly security transactions listings.

(2)	Supply various Corporation, Fund and class statistical data as requested by the Corporation or a Fund on an ongoing basis.

3.          Pricing of Securities

For each valuation date, USBFS shall obtain prices from a pricing source recommended by USBFS and approved by the Board of Directors of the Corporation (the “Board of Directors”) and apply those prices to the portfolio positions of the Fund in question. For those securities where market quotations are not readily available, the Board of Directors shall approve, in good faith, procedures for determining the fair value for such securities.

If the Corporation desires to provide a price that varies from the pricing source, the Corporation shall promptly notify and supply USBFS with the valuation of any such security on each valuation date. All pricing changes made by the Corporation will be in writing and must specifically identify the securities to be changed by CUSIP, name of security, new price or rate to be applied, and, if applicable, the time period for which the new price(s) is/are effective.

4.         Changes in Accounting Procedures

Any resolution passed by the Board of Directors that affects accounting practices and procedures under this Agreement shall be effective upon written receipt by USBFS, in accordance with Section 17.

5.         Changes in Equipment, Systems, Service, Etc.

USBFS reserves the right to make changes from time to time, as it deems advisable, relating to its services, systems, programs, rules, operating schedules and equipment, so long as such changes do not adversely affect the service provided to the Corporation or any Fund under this Agreement.

6.          Compensation

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit B hereto (as amended from time to time). The Corporation shall pay all fees and reimbursable expenses within thirty (30) calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Corporation shall notify USBFS in writing within thirty (30) calendar days following receipt of each invoice if the Corporation is disputing any amounts in good faith. The Corporation shall settle such disputed amounts within ten (10) calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Corporation is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of one and one-half percent (1½%) per month, after the due date. Notwithstanding anything to the contrary, amounts owed by the Corporation to USBFS shall only be paid out of the assets and property of the particular Fund involved.

7.          Indemnification; Limitation of Liability

A.	USBFS shall exercise reasonable care in the performance of its duties under this Agreement. USBFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Corporation or any Fund in connection with matters to which this Agreement relates, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ control, except a loss arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from bad faith, negligence, or willful misconduct on its part in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Corporation shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that USBFS may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from bad faith, negligence or from willful misconduct on its part in performance of its duties under this Agreement, (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Corporation, such duly authorized officer to be included in a list of authorized officers furnished to USBFS and as amended from time to time in writing by resolution of the Board of Directors. Notwithstanding anything to the contrary, any such indemnification payment shall be made only from the assets of the particular Fund to which the indemnification obligation relates.

USBFS shall indemnify and hold the Corporation and the Funds harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Corporation or any Fund may sustain or incur or that may be asserted against the Corporation by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’ refusal or failure to comply with the terms of this Agreement, its bad faith, negligence, or willful misconduct. Notwithstanding anything to the contrary, any such indemnification payment shall be made only to the particular Fund to which the indemnification obligation relates.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond USBFS’ control. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS. USBFS will maintain a disaster recovery plan and procedures, including provisions for emergency use of electronic data processing equipment, which is reasonable in light of the services to be provided under this Agreement. Representatives of the Corporation shall be entitled to inspect USBFS’ premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

B.	In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

8.          Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Corporation and the Funds all records and other information relative to the Corporation and the Funds and prior, present, or potential shareholders of the Corporation and the Funds (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Corporation, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Corporation.

Further, USBFS will adhere to the privacy policies adopted by the Corporation and the Funds pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time (the “Gramm-Leach Act”). Notwithstanding the foregoing, USBFS will not share any nonpublic personal information concerning any of the Corporation’s shareholders to any third party unless specifically directed by the Corporation or allowed under one of the exceptions noted under the Gramm-Leach Act.

9.          Term of Agreement; Amendment

This Agreement shall become effective as of the date first written above and, unless sooner terminated as provided herein, will continue in effect for a period of two years. Subsequent to the two year term, this Agreement will renew automatically for an annual period, subject to the approval of the Board of Directors of the Corporation. This Agreement may be terminated by either party upon giving ninety (90) days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. This Agreement may be amended by mutual written consent of the parties.

10.      Records

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Corporation, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Corporation and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Corporation on and in accordance with its request.

11.      Governing Law

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

12.      Duties in the Event of Termination

In the event that, in connection with termination, a successor to any of USBFS’ duties or responsibilities hereunder is designated by the Corporation by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Corporation, transfer to such successor all relevant books, records, correspondence and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Corporation (if such form differs from the form in which USBFS has maintained the same, the Corporation shall pay any expenses associated with transferring the same to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS’ personnel in the establishment of books, records and other data by such successor.

13.      No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower USBFS to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

14.      Data Necessary to Perform Services

The Corporation or its agent, which may be USBFS, shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon. If USBFS is also acting in another capacity for the Corporation, nothing herein shall be deemed to relieve USBFS of any of its obligations in such capacity.

15.      Notification of Error

The Corporation will notify USBFS of any discrepancy between USBFS and the Corporation, including, but not limited to, failing to account for a security position in a Fund’s portfolio, by the later of: within three (3) business days after receipt of any reports rendered by USBFS to the Corporation; within three (3) business days after discovery of any error or omission not covered in the balancing or control procedure, or within three (3) business days of receiving notice from any shareholder.

16.      Assignment

This Agreement may not be assigned by either party without the prior written consent of the other party.

17.      Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three (3) calendar days after sent by registered or certified mail, postage prepaid, return receipt requested, to the other party’s address set forth below:

Notice to USBFS shall be sent to:

U.S. Bancorp Fund Services, LLC Attention: President 615 East Michigan Street Milwaukee, WI 53202

and notice to the Corporation prior to September 1, 2004 shall be sent to:

Perritt Capital Management, Inc. Attention: President 10 S. Riverside Plaza, Suite 1520 Chicago, IL 60606

and notice to the Corporation after September 1, 2004 shall be sent to:

Perritt Capital Management, Inc. Attention: President 300 South Wacker Drive, Suite 2880 Chicago, IL 60606

18.      Miscellaneous

A.	Headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

B.	This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered herein.

C.	This Agreement may be executed in counterparts, each of which shall be an original, but all of which, taken together, shall constitute one and the same agreement.

D.	Every reference to a Fund will be deemed a reference solely to the particular Fund in question. Under no circumstances shall the rights, obligations or remedies with respect to a particular Fund constitute a right, obligation or remedy applicable to any other Fund. In particular, USBFS shall not have any right to set off claims of a Fund by applying the property of any other Fund.

         IN WITNESS WHEREOF, the parties hereto have caused this Fund Accounting Servicing Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

PERRITT FUNDS, INC	U.S. BANCORP FUND SERVICES, LLC
By: /s/ Michael J. Corbett	By: /s/ Joe D. Redwine
Joe D. Redwine
Title: President	Title: President

Exhibit A
to the
Fund Accounting Servicing Agreement

Fund Names

Name of Series	Date Added
Perritt Emerging Opportunities Fund, a series of Perritt Funds, Inc.	August 7, 2004

Exhibit B
to the
Fund Accounting Servicing Agreement

FUND ACCOUNTING SERVICES ANNUAL FEE SCHEDULE
Perritt Funds, Inc.

Domestic Equity Funds*	Multiple Classes
$25,000 for the first $100 million - increases to	Each class is an additional 25% of the charge of the initial class.
$30,000 after 12 months, Perritt Emerging Opportunities Fund.
1.25 basis point on the next $200 million
.75 basis point on the balance	Extraordinary services - quoted separately
Conversion Estimate - one month's fee (if necessary)
NOTE - All schedules subject to change depending upon the use of derivatives - options, futures, short sales, etc.
All fees are billed monthly plus out-of-pocket expenses,
including pricing service:
$.15 Domestic and Canadian Equities
$.15 Options
$.50 Corp/Gov/Agency Bonds
$.80 CMO's
$.50 International Equities and Bonds
$.80 Municipal Bonds
$.80 Money Market Instruments
$125 Per fund per month - Mutual Funds
Corporate Action Services
$ 2.00 Per equity security per month
Manual Security Pricing
* Subject to CPI increase	$125 per month - greater than 10/day
Factor Services (BondBuyer)
Per CMO - $1.50/month
Per Mortgage Backed - $0.25/month
Minimum - $300/month

*Effective with the first day after expiration of the first twelve (12) months of service, the fees and charges set forth in this Schedule shall be increased over the fees and charges during the previous twelve (12) months in the amount equal to the change in the Consumer Price Index for all Urban Consumers in the Milwaukee, Wisconsin Metropolitan Statistical Area, All Terms, Based 1982-1984 = 100, as last reported by the U.S. Bureau of Labor Statistics (“CPI-U”) during the five (5) year period immediately preceding expiration of the first 12 month service period. Thereafter, all of the fees and charges in this fee schedule (except for out-of-pocket expenses) shall increase annually upon each anniversary of this Schedule in an amount equal to the percentage change in the CPI-U for the proceeding twelve (12) months.